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                           [LOGO] MetLife Investors(R)
                     MetLife Investors USA Insurance Company
                        [222 Delaware Avenue - Suite 900
                                 P.O. Box 25130
                              Wilmington, DE 19899]

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DESIGNATED BENEFICIARY NON-QUALIFIED ANNUITY ENDORSEMENT

This Endorsement shall be attached to and form a part of the Contract issued to a designated beneficiary who is an Annuitant payee upon the death of the owner of a non-qualified deferred annuity contract ("Owner") where (1) such death occurred prior to the annuity starting date and (2) within 12 months of the date of such death where the Annuitant assigns death proceeds to which he or she was entitled under the deceased Owner's non-qualified deferred annuity contract as a Purchase Payment into the Contract.

This Endorsement is made a part of the Contract and is effective as of the Issue Date and summarizes the federal income tax rules that apply to (1) the administration of the Contract, (2) the payment of the proceeds under the Contract and (3) the payment of any Death Benefit from the Contract.

In order to maintain its status as a non-qualified annuity contract under section 72(s) of the Internal Revenue Code of 1986, as amended, (the "Code"), in lieu of any provisions in the Contract (including any endorsements thereto) to the contrary, the following provisions shall apply:

1. Where an Owner of a non-qualified deferred annuity contract dies prior to the "Annuity Starting Date" (as defined under section 72(c)(4) of the Code and the regulations thereunder), the entire contract proceeds or death benefit proceeds must be paid out to the person who is otherwise contractually entitled to receive them (i.e. the Annuitant) over a period no greater than the Annuitant's life expectancy in substantially equal payments made at least annually beginning within twelve months of the date of the aforementioned death.

2. The Annuitant will be granted the same rights available to an Owner of the Contract, except that (1) the Annuitant cannot transfer ownership of the Contract and (2) the Annuitant cannot make any new Purchase Payments to the Contract other than assignment of death proceeds payable to himself or herself with respect to the death of the Owner of the aforementioned non-qualified deferred annuity contract. Such Purchase Payments must be made before the earlier of (a) the date of the first Required Minimum Distribution payment (see paragraph 7 below) or (b) the first anniversary of the date of the death of the Owner of the aforementioned non-qualified deferred annuity contract.

     Further, if permitted under the Code, and if we receive proof satisfactory to Us that the Annuitant will continue to receive payments at least as rapidly as established under the Contract, then proceeds, partial proceeds or payments from the Contract may be assigned under a section 1035 exchange, but only to the extent those amounts exceed the Required Minimum Distribution for the year of the exchange.

3. The Contract shall be titled, "Owner, Deceased, Date of Death, for the benefit of ("f/b/o") Annuitant," or in a similar manner chosen by Us which accurately reflects the foregoing information.

4. The Annuitant may name his or her own beneficiary(s) ("Succeeding Beneficiary(s)").

5. The Annuitant has the right to take full or partial withdrawals at any time from the Contract. Where the Annuitant assigns death proceeds from a MetLife Investors USA non-qualified deferred annuity contract or contracts of the Owner into the Contract, full or partial withdrawals from the Contract will not be subject to a withdrawal charge. Where the Annuitant assigns death proceeds from a contract other than a MetLife Investors USA contract (which were owned by the same Owner) to the Contract, withdrawals from the Contract that do not represent Required Minimum Distributions (see paragraph 7 below) will be subject to the Contract's withdrawal charges under the schedule set forth in the Contract Schedule page

6. As required under the Code, an Annuitant must elect and commence taking payments of his or her Required Minimum Distributions prior to the first anniversary of the death of the Owner of the non-qualified deferred annuity contract. Additionally, the Annuitant must receive the entire Required Minimum Distribution by December 31 of the year in which the Annuitant commenced taking his or her payments.

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7.   For the first year in which payments commence, the amount of the Required
     Minimum Distribution shall be based on: (a) the greater of the Account Value(s) of the non-qualified deferred annuity(s) of the deceased Owner as of December 31 of the calendar year prior to the calendar year the Contract was issued less the amount of any death proceeds distributed to the Annuitant prior to issuance of the Contract or (b) the amount of the death proceeds deposited into the Contract; (c) divided by the Annuitant's single life expectancy (as required by and determined under the Code). Where there is more than one beneficiary under the non-qualified deferred annuity(s) of the deceased Owner, the December 31 Account Value as determined in (a) above shall be adjusted to reflect the percentage of the death proceeds to which the Annuitant was entitled under the deceased's contract(s).

     Required Minimum Distributions for subsequent years shall be calculated using the previous year's December 31 Contract Account Value (plus the actuarial value of any additional benefits under the Contract, including but not limited to the value of any death benefit, as required under the Treasury Regulations to section 401(a)(9) of the Code) divided by the non-recalculated remaining single life expectancy of the Annuitant.

     Withdrawal charges do not apply to amounts paid as Required Minimum Distributions.

8. If the Annuitant dies prior to the full distribution of his or her interest in the Contract, the Death Benefit will be calculated as provided in the Contract and any riders thereto. The Death Benefit will be paid to the Succeeding Beneficiary(s) in a lump sum.

     In the event We make alternative payout options available (which are otherwise in accordance with section 72 of the Code) at the time of the death of the Annuitant, such payout must be received by the Succeeding Beneficiary at least as rapidly as under the payment stream established by the Annuitant. In no event will the Succeeding Beneficiary be permitted to elect an additional death benefit or to exchange the Contract under section 1035 of the Code. Such Contract shall be titled, "Owner, Deceased, date of death, f/b/o Annuitant, Deceased, f/b/o Succeeding Beneficiary," or in a similar manner We choose which accurately reflects the foregoing information.

     Such payment(s) will be made as soon as practicable after We receive satisfactory proof of the Annuitant's death.

The Contract is issued to the Annuitant and is intended to comply with section 72(s) of the Code and will be interpreted accordingly. We reserve the right to amend the Contract so as to comply with the provisions of the federal income tax law, including section 72(s) of the Code. We will notify the Annuitant of any such amendment, and, when required by law, we will obtain the approval of the appropriate regulatory authority.

All other terms and provisions of the Contract are unchanged.

MetLife Investors USA Insurance Company has caused this Endorsement to be signed by its President and Secretary.

/s/ Richard C. Pearson       Secretary      /s/ Michael K. Farrell    President
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